Exhibit 99.1
Independent evaluation recognizes Cenovus’s vast production potential
5.4 billion barrels of best estimate bitumen economic contingent resources
CALGARY, Alberta (April 22, 2010) – An external evaluation of Cenovus Energy Inc.’s (TSX, NYSE: CVE) bitumen economic contingent resources by an independent qualified reserves evaluator (IQRE), McDaniel & Associates Consultants Ltd., supports the company’s view that the oil assets in its portfolio have great potential for long term development. The estimates of Cenovus’s bitumen economic contingent resources, at the end of 2009, range from 3.9 to 7.3 billion barrels (Bbbls) of bitumen before royalties, with a best estimate of 5.4 Bbbls of bitumen. These estimates of contingent resources are economic at about US$61 WTI, the same commodity pricing assumption used for Cenovus’s 2009 year end reserves evaluation.
“I am excited that this external evaluation confirms Cenovus’s tremendous potential. Investors are receiving lots of information from energy companies about their resource bases, determined using a variety of methods,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “There are a few items I would like to highlight for investors as they assess what we’ve released today. First of all, it is very important to understand that our numbers were determined using some of the most rigorous standards in the industry. The independent qualified reserves evaluator based the assessment on comprehensive asset data, taking into account economic thresholds. It’s also important to note that we have the track record to show that we can bring resources onto production with industry leading in-situ projects such as Foster Creek and Christina Lake. Finally, these resources represent only a portion of our assets. As we continue to assess and develop our resource base, it will become even more evident that Cenovus is on track to offer solid growth and returns for decades.”
The abundant amount of information already gathered by Cenovus through its assessment work helped the evaluator gain a solid understanding of the company’s bitumen assets. Cenovus has drilled more than 2,600 individual stratigraphic wells on its bitumen lands, including nearly 200 this year alone. The information gathered from those wells is supplemented by about 17,000 kilometres of 2D seismic and 555 square kilometres of 3D seismic. This work will continue to play an important role in the years to come since about 50% of Cenovus’s existing bitumen lands are not included in the contingent resource assessment because the company has yet to do drilling and seismic work on those assets.
“As we continue to appraise our assets through techniques such as seismic and stratigraphic well drilling, we will gain a greater understanding of our total resource potential,” Ferguson said. “Our initial assessment work has revealed immense opportunity from our in-situ bitumen lands and we’re only at the beginning. As more data is collected, including information about the bitumen potential of our carbonates, the economic contingent resource estimates are expected to grow in future years.”
Evaluation guides future development
The economic contingent resources evaluation will help Cenovus prioritize and potentially accelerate new projects as part of its plan to grow its oil production. The evaluation looked at assets that have received limited attention in the past, including future phases at Foster Creek and Christina Lake as well as ten other identified properties — five in the Foster Creek and Christina Lake areas that Cenovus jointly owns, and five in the Borealis and Pelican Lake-Grand Rapids areas that Cenovus wholly owns.

The best estimate for Cenovus’s bitumen economic contingent resources is about four times the amount of year end 2009 proved plus probable bitumen reserves for the company. The estimated economic contingent resources for a project will be eligible for consideration as reserves when the regulatory application has been submitted with no major issues raised and there is intent to proceed by Cenovus and its partners as evidenced by major capital expenditures planned within five years.
The regulatory approval process is now underway for expansions at Foster Creek and Christina Lake. The company anticipates obtaining regulatory approval for Foster Creek phases F, G and H, representing 45,000 barrels per day (bbls/d) of production capacity net to Cenovus, by the end of this year. Regulatory approval for Christina Lake phases E, F and G, representing 60,000 bbls/d of production capacity net to Cenovus, is anticipated by the end of 2011.
The company expects to provide more details about its development plans in June at its investor day events. At that time, Cenovus also plans to provide additional disclosure on the petroleum initially in place for bitumen. That assessment is under way and will give investors a more complete sense of the amount of bitumen, beyond reserves and contingent resources, that could eventually be accessed from the company’s existing lands, dependent upon additional drilling data, future advancements in technology and sufficient oil prices.
2009 Cenovus Resources & Reserves1
(Before Royalties, at constant prices)
(As of December 31, 2009)

Economic Contingent Resources[2]	Bitumen (billion barrels)
Low Estimate (1C)	3.9
Best Estimate (2C)	5.4
High Estimate (3C)	7.3

		Future bitumen
	Bitumen	development capital
Reserves	(million barrels)	(C$ billions)
Total Proved	866
Developed	132	0.2
Undeveloped	734	4.3

Total Probable	479

[1]	Reserves and contingent resources definitions provided below.

[2]	For a description of the contingencies associated with Cenovus’s 2009 contingent resources, please see the definitions section below.
External assessment provides credibility
“Cenovus strives to be transparent in all aspects of our business, including the reporting of our contingent resources, which is why we have implemented this rigorous standard of disclosure,” Ferguson said. “We want to be among the best in the industry, providing investors with the most credible information possible to help them understand the growth potential of our company.”
Cenovus’s decision to use IQREs to assess its assets eliminates the potential for internal company bias and provides a high level of credibility to the evaluation. The evaluators reach their conclusions by analyzing raw asset data and examining similar operating projects. They generally require at least one drilled well per section for a resource to be classified as contingent. Cenovus also asked that the economic viability of the contingent resources be tested at the same commodity price assumptions that were used for the 2009 reserves evaluation. These prices were determined in accordance with the U.S. Securities and Exchange Commission (SEC) requirements.

Prices Used for Resources & Reserves Estimates

2009 Average
Oil
West Texas Intermediate (WTI) (US$ per bbl)	61.18
Western Canada Select (WCS) (US$ per bbl)	51.66

Natural gas (NYMEX) (US$ per Mcf)	3.87

Bitumen resources focus of growth
Cenovus’s bitumen economic contingent resources currently comprise 98% of the company’s overall economic contingent resources. The remaining amount is the company’s conventional oil and natural gas contingent resources. While conventional assets are not viewed as a growth area for Cenovus, the company plans to maintain substantial conventional production that will provide a steady stream of cash flow to support the growth of Cenovus’s oil production. Production at the end of the fourth quarter of 2009 was more than 240,000 barrels of oil equivalent per day (BOE/d), of which about 55,000 bbls/d was bitumen. Cenovus has reported total proved and probable bitumen, oil and natural gas reserves of approximately 2.1 billion barrels of oil equivalent (BOE), before royalties, at year end 2009.
Technology development key to efficient production
Cenovus, through its predecessor companies, has been building this inventory of high quality properties for decades. Its contingent resources are not only significant in quantity but are also exceptional in quality. These factors, combined with Cenovus’s leadership in technology development and successful low cost strategy for expanding existing operations and establishing new ones, provide shareholders with confidence in the company’s ability to create the greatest value from the vast resources being evaluated.
About 80% of Alberta’s bitumen resources will be developed using in-situ production technology because they are too far below the surface to be mined. All of Cenovus’s bitumen contingent resources are expected to be produced using wells and pumps, rather than mining techniques.
The economic contingent resource evaluations were based on bitumen production using proven technologies — steam assisted gravity drainage (SAGD) and/or cyclic steam stimulation (CSS). Cenovus is an industry leader in the development of SAGD technology and operates the longest running commercial SAGD facility at Foster Creek. Continuous innovations have increased production at SAGD wells and, at the same time, decreased the impact on the environment.
Cenovus’s SAGD operations have an environmental footprint comparable to conventional oil production and Cenovus continues to look for ways to reduce that footprint even further. The company has an industry leading average steam to oil ratio (SOR) of less than 2.5 and expects to continue to improve upon that with technological advances. Emissions from the production of a barrel of oil at Cenovus’s SAGD facilities are comparable to emissions from conventional production of heavy oil in many other regions.
Effective January 1, 2010, Cenovus changed its reporting currency to Canadian dollars from U.S. dollars and its reporting of production volumes to a before royalties basis. The change was made to better reflect the business of Cenovus and to allow for increased comparability to the company’s peers. To assist with the transition to this basis of reporting, the company’s consolidated financial statements for the year ended December 31, 2009 and selected financial information for 2009 have been prepared in Canadian dollars and are now posted on www.cenovus.com.

DEFINITIONS
Proved reserves — those quantities of petroleum, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations.
Probable reserves — the estimated quantities of petroleum that are less certain to be recovered than proved reserves, but which, together with proved reserves, are as likely as not to be recovered.
Contingent resources — those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include such factors as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. For Cenovus, the contingencies which must be overcome to enable the classification of bitumen contingent resources as reserves include regulatory application submission with no major issues raised, access to markets and intent to proceed by the operator and partners as evidenced by major capital expenditures planned within five years. Our estimate of contingent resources has not been adjusted for risk based on the chance of development.
Economic contingent resources — those contingent resources that are currently economically recoverable based on specific forecasts of commodity prices and costs. In Cenovus’s case, contingent resources were evaluated using the same commodity price assumptions that were used for the 2009 reserves evaluation, which were determined in accordance with SEC requirements.
Best estimate — considered to be the best estimate of the quantity of resources that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. Those resources that fall within the best estimate have a 50% confidence level that the actual quantities recovered will equal or exceed the estimate.
Low estimate — considered to be a conservative estimate of the quantity of resources that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. Those resources at the low end of the estimate range have the highest degree of certainty — a 90% confidence level — that the actual quantities recovered will equal or exceed the estimate.
High estimate — considered to be an optimistic estimate of the quantity of resources that will actually be recovered. It is unlikely that the actual remaining quantities of resources recovered will meet or exceed the high estimate. Those resources at the high end of the estimate range have a lower degree of certainty — a 10% confidence level — that the actual quantities recovered will equal or exceed the estimate.

Conference Call Today — 1:30 p.m. Mountain Time (3:30 p.m. Eastern Time)
Cenovus will host a conference call today Thursday, April 22, 2010 starting at 1:30 p.m. MT (3:30 p.m. ET). Phil Welch, President & Managing Director of McDaniel & Associates Consultants will explain resource classification and Cenovus President & Chief Executive Officer Brian Ferguson will provide details about the company’s resource potential.
To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 4:30 p.m. MT on April 22 until midnight April 29, 2010 by dialing 800-642-1687 or 416-849-0833 and entering conference ID 59166173. A live audio webcast of the conference call will also be available via Cenovus’s website, www.cenovus.com. The webcast will be archived for approximately 90 days.
Cenovus Energy Inc.
Cenovus Energy is a leading integrated oil company headquartered in Calgary, Alberta, with an enterprise value of approximately C$26 billion. The company’s operations include its growing enhanced oil projects and established natural gas and crude oil production in Alberta and Saskatchewan as well as ownership in two high quality refineries in Illinois and Texas. Cenovus is respectful of the environment and communities where it operates and is committed to applying fresh, progressive thinking to the development of energy resources the world needs. Cenovus shares, which trade under the symbol CVE, are listed on the Toronto and New York stock exchanges. For more information, go to www.cenovus.com.
CENOVUS CONTACTS:

Investors:	Media:
Paul Gagne	Rhona DelFrari
Vice-President, Investor Relations	Manager, Media Relations
403-766-4737	403-766-4740

Susan Grey
Manager, Investor Relations
403-766-4751

James Fann
Analyst, Investor Relations
403-766-6700

ADVISORY

OIL AND GAS INFORMATION
There is no certainty that it will be commercially viable to produce any portion of the contingent resources. The estimates of proved and probable reserves, proved plus probable reserves, and of low, best, and high contingent resources represent arithmetic sums of multiple estimates within such classes, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Low, best, and high estimate economic contingent resources have been estimated by McDaniel & Associates Consultants Ltd. on a project or area level only.

The aggregated low estimate results shown may have a higher level of confidence than the individual projects, and the aggregated high estimate results shown may have a lower level of confidence than the individual projects. Readers should give attention to the estimates of individual classes of reserves and economic contingent resources and appreciate the differing probabilities of recovery associated with each class.
National Instrument 51-101 (“NI 51-101”) imposes disclosure standards for Canadian public companies engaged in oil and gas activities. Our disclosure of annual reserves data is made in accordance with U.S. disclosure requirements pursuant to an exemption received from the Canadian Securities Administrators. Accordingly, the proved and probable reserves data provided by Cenovus may differ from corresponding information prepared in accordance with NI 51-101. Information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Cenovus’s 2009 Annual Information Form, available at www.cenovus.com or www.sedar.com.
In this news release, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
FORWARD-LOOKING INFORMATION
This news release contains certain forward-looking statements and information about our current expectations, estimates and projections about the future, based on certain assumptions made by the Company in light of its experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.
Forward-looking statements and information are identified by words such as “anticipate”, “believe”, “expect”, “plan”, “project”, “could”, “on track” or similar expressions suggesting future outcomes or statements regarding an outlook, including statements about our strategy, schedules, land positions, production, including, without limitation, the stability or growth thereof, reserves and resources, material properties, uses and development of our technology, risk mitigation efforts, commodity prices, shareholder value, cash flow, funding alternatives, costs and expected impact of future commitments in respect of our ongoing operations generally and with respect to certain properties and interests held by Cenovus. Readers are cautioned not to place undue reliance on forward-looking statements and information as our actual results may differ materially from those expressed or implied.
Forward-looking statements involve a number of assumptions, risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The risk factors and uncertainties that could cause actual results to differ materially, and the factors or assumptions on which the forward-looking information is based, include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions inherent in our current guidance; our projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; the effect of our risk management program, including the impact of derivative financial instruments and our access to various sources of capital; accuracy of cost estimates; fluctuations in commodity, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; success of hedging strategies; maintaining a desirable debt to cash flow ratio; accuracy of our reserves, resources and future production estimates; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to replace and expand oil and gas reserves; the ability of us and ConocoPhillips to maintain our relationship and to successfully manage and operate the North American integrated heavy oil business and to obtain necessary regulatory approvals; the successful and timely implementation of capital projects; reliability of our assets; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and its application to our business; our ability to generate sufficient cash flow from operations to meet our current and future obligations; our ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or the interpretations of such laws or regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on us, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats, hostilities, civil insurrection and instability affecting countries in which we operate; risks associated with existing and potential future lawsuits and regulatory actions made against us; our financing plans and initiatives; the expected impacts of the plan of arrangement with Encana Corporation (“Arrangement”) on our employees, operations, suppliers, business partners and stakeholders and our ability to realize the expected benefits of the Arrangement; our ability to obtain financing in the future on a stand alone basis; the historical financial information pertaining to our assets as operated by Encana Corporation prior to November 30, 2009 may not be representative of our results as an independent entity; our limited operating history as a separate entity and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities. Readers are cautioned that the foregoing list is not exhaustive.
Many of these risk factors are discussed in further detail in our 2009 Annual Information Form/Form 40-F and Management’s Discussion and Analysis for the year ended December 31, 2009, each as filed with Canadian securities regulatory authorities at www.sedar.com and the U.S. Securities and Exchange Commission at www.sec.gov, and available at www.cenovus.com.
The forward-looking statements and information contained in this document, including the assumptions, risks and uncertainties underlying such statements, are made as of the date of this document and, except as required by law, we do not undertake any obligation to update publicly or to revise any of such information, whether as a result of new information, future events or otherwise. The forward-looking statements and information contained in this document are expressly qualified by this cautionary statement.